=====================                                        ===================
CUSIP NO.   46202P103                  13D                   PAGE 1 OF 18 PAGES
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                                Iomai Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46202P103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                 (410) 246-2927
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 12, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A
                       CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 18 pages
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
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CUSIP NO.   46202P103                  13D                   PAGE 2 OF 18 PAGES
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       New Enterprise Associates 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,967,721 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,967,721 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,967,721 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 2 of 18 pages

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CUSIP NO.   46202P103                  13D                   PAGE 3 OF 18 PAGES
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       NEA Partners 10, Limited Partnership
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,967,721 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,967,721 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,967,721 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       PN
================================================================================

                               Page 3 of 18 pages

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CUSIP NO.   46202P103                  13D                   PAGE 4 OF 18 PAGES
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Michael James Barrett
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,967,721 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,967,721 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,967,721 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 4 of 18 pages

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CUSIP NO.   46202P103                  13D                   PAGE 5 OF 18 PAGES
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Peter J. Barris
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,967,721 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,967,721 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,967,721 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 5 of 18 pages

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CUSIP NO.   46202P103                  13D                   PAGE 6 OF 18 PAGES
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================================================================================
  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       C. Richard Kramlich
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,967,721 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,967,721 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,967,721 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 6 of 18 pages

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CUSIP NO.   46202P103                  13D                   PAGE 7 OF 18 PAGES
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Charles W. Newhall III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,967,721 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,967,721 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,967,721 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 7 of 18 pages

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CUSIP NO.   46202P103                  13D                   PAGE 8 OF 18 PAGES
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Mark W. Perry
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,967,721 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,967,721 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,967,721 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 8 of 18 pages

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CUSIP NO.   46202P103                  13D                   PAGE 9 OF 18 PAGES
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Scott D. Sandell
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,967,721 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,967,721 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,967,721 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 9 of 18 pages

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CUSIP NO.   46202P103                  13D                   PAGE 10 OF 18 PAGES
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  1    NAMES OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

       Eugene A. Trainor III
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)[_]
                                                                          (b)[X]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

       N/A
-----  -------------------------------------------------------------------------
  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e) [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States citizen
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER

                        0 shares
                 -----  --------------------------------------------------------
  NUMBER OF        8    SHARED VOTING POWER
   SHARES
BENEFICIALLY            6,967,721 shares
  OWNED BY       -----  --------------------------------------------------------
    EACH           9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0 shares
    WITH         -----  --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        6,967,721 shares
-----  -------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,967,721 shares
-----  -------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    [_]

-----  -------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       26.6%
-----  -------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

       IN
================================================================================

                               Page 10 of 18 pages

                                  Schedule 13D

Item 1. Security and Issuer.
        -------------------

     This statement relates to the Common Stock, $.01 par value (the "Common Stock") of Iomai Corporation (the "Issuer") having its principal executive office at 20 Firstfield Road, Suite 250, Gaithersburg, Maryland 20878.

Item 2. Identity and Background.
        -----------------------

     This statement is being filed by New Enterprise Associates 10, Limited Partnership ("NEA 10"), NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10, and Michael James Barrett ("Barrett"), Peter J. Barris ("Barris"), C. Richard Kramlich ("Kramlich"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor"), (collectively, the "General Partners"). The General Partners are the individual general partners of NEA Partners 10. NEA 10, NEA Partners 10 and the General Partners are sometimes referred to collectively herein as the "Reporting Persons."

     The address of the principal business office of NEA 10, NEA Partners 10, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202. The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barrett and Barris is New Enterprise Associates, 5425 Wisconsin Ave., Suite 800, Chevy Chase, MD 20815.

     The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Each of NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     Not applicable

Item 4. Purpose of Transaction.
        ----------------------

     On May 12, 2008, the Issuer, Intercell AG, a joint stock corporation incorporated under the laws of the Republic of Austria ("Intercell"), and Zebra Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Intercell, entered into an Agreement and Plan of Merger (the "Merger Agreement", a copy of which is attached hereto as Exhibit 1) whereby the Issuer agreed to be acquired by Intercell subject to the terms and conditions of the Merger Agreement.

     In connection with the Merger Agreement, NEA 10, certain other shareholders of the Issuer (the "Other Shareholders") and Intercell entered into a voting agreement (the "Voting Agreement", a copy of which is attached hereto as Exhibit
2). Under the terms of the Voting Agreement, NEA 10 irrevocably appointed Intercell as its proxy to vote all outstanding shares of Common Stock held by NEA 10 as of the record date: (1) in favor of the merger (the "Merger") contemplated by, and the adoption of, the Merger

                               Page 11 of 18 pages

Agreement; (2) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement; and (3) against (i) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Issuer, other than the Merger, (ii) a sale or transfer of a material amount of assets or capital stock of the Issuer or (iii) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger or the transactions contemplated by the Merger Agreement.

     Under the terms of the Voting Agreement, NEA 10 agreed not to exercise any appraisal rights or any dissenters' rights that it may have or could potentially have in connection with the Merger or the Merger Agreement.

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     (a) NEA 10 is the record owner of 6,417,186 shares of Common Stock and holds warrants to purchase 550,535 shares of Common Stock exercisable within 60 days (the "NEA Warrant Shares"), and thus may be deemed to be the beneficial owner of 6,967,721 shares of Common Stock (the "Record Shares"). As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the Record Shares. As the individual general partners of NEA Partners 10, each of the General Partners also may be deemed to own beneficially the Record Shares.

     Based on the Record Shares, each Reporting Person may be deemed to beneficially own 26.6% of the Common Stock of the Issuer, which percentage is calculated based upon 26,151,879 shares, which includes 25,601,344 shares reported to be outstanding in the Issuer's most recent Form 10-Q, which was filed with respect to the period ending March 31, 2008 (the "10-Q Shares") and the NEA Warrant Shares.

     Each of NEA 10 and the Other Shareholders has agreed, pursuant to the terms of the Voting Agreement, to vote to approve the Merger and has granted Intercell a proxy to vote such shares to approve the Merger. NEA 10 and the Other Shareholders have also agreed not to dispose of any shares of Common Stock of the Issuer held by them.

     Each of the Other Shareholders is the record holder of Common Stock of the Issuer as follows: (i) NEA Ventures 2002, L.P. owns 4,610 shares of Common Stock; (ii) Essex Woodlands Health Ventures V, L.L.C. owns 2,802,686 shares of Common Stock; (iii) Technology Partners Fund VI, L.P. owns 173,924 shares of Common Stock; (iv) Technology Partners Affiliates VII, L.P. owns 51,806 shares of Common Stock; (v) Technology Partners Fund VII, L.P. owns 884,132 shares of Common Stock; (vi) ProQuest Investments II, L.P. owns 989,649 shares of Common Stock; (vii) ProQuest Investments II Advisors Fund, L.P. owns 23,815 shares of Common Stock; (viii) Lagunitas Partners LP owns 783,081 shares of Common Stock and holds warrants to purchase 70,000 shares of Common Stock exercisable within 60 days (the "Lagunitas Warrant Shares"), and thus may be deemed to be the beneficial owner of 853,081 shares of Common Stock; (ix) Donaghy Sales Inc. owns 65,700 shares of Common Stock; (x) Gruber & McBaine International owns 120,000 shares of Common Stock and holds warrants to purchase 24,500 shares of Common Stock exercisable within 60 days (together with the Lagunitas Warrants, the "Other Warrant Shares"), and thus may be deemed to be the beneficial owner of 144,500 shares of Common Stock; (xi) Karl Matthies Trust udt 7/25/05 owns 12,000 shares of Common Stock; (xii) Lockheed Martin Master Retirement Trust owns 545,000 shares of Common Stock; (xiii) Stanley C. Erck owns 25,000 shares of Common Stock; (xiv) Gregory M. Glenn owns 71,885 shares of Common Stock; and
(xv) Russell P. Wilson owns 11,000 shares of Common Stock. The shares of Common Stock held by the Other Shareholders as set forth above shall hereinafter be referred to herein as the "Other Shareholders' Securities". The information regarding the Other Shareholders' Securities set forth above is based on the information set forth in Schedule II to the Merger Agreement.

     If NEA 10 and the Other Shareholders are considered a "group", each Reporting Person may be deemed to beneficially own 13,461,349 shares of Common Stock of the Issuer, representing 51.3% of the Common Stock of the Issuer, which percentage is calculated based upon 26,246,379 shares, which

                               Page 12 of 18 pages
includes the 10-Q Shares, the NEA Warrant Shares and the Other Warrant Shares. Each Reporting Person disclaims membership in a "group". Each Reporting Person also disclaims beneficial ownership of any shares of the Issuer, except for NEA 10 with respect to the Record Shares.

     (b) Regarding the number of shares as to which such person has:

          (i) sole power to vote or to direct the vote: See line 7 of the cover sheets.

          (ii) shared power to vote or to direct the vote: See line 8 of the cover sheets.

          (iii) sole power to dispose or to direct the disposition: See line 9 of the cover sheets.

          (iv) shared power to dispose or to direct the disposition: See line 10 of the cover sheets.

     (c) Except for the Voting Agreement discussed above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Record Shares beneficially owned by any of the Reporting Persons.

     (e) Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to
        ----------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

     Each of NEA 10 and the Other Shareholders has agreed, pursuant to the terms of the Voting Agreement, to vote (i) in favor of the Merger and the adoption of the Merger Agreement, and any actions required in furtherance thereof, (ii) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Merger Agreement and (iii) against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Issuer or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of the Issuer or any of its subsidiaries or (C) any action that is intended, or would reasonably be expected, to impede, interfere with, prevent, delay, postpone or adversely affect the Merger. In addition, each of NEA 10 and the Other Shareholders has agreed, pursuant to the terms of the Voting Agreement, not to dispose of any shares of Common Stock of the Issuer held by them.

     NEA 10 and the Other Shareholders own, in the aggregate, approximately 51.3% of the outstanding voting capital stock of the Issuer.

     The Voting Agreement terminates upon the earliest of: (a) September 30, 2008, (b) the termination of the Merger Agreement, (c) the written agreement of the parties to terminate the Voting Agreement, (d) the consummation of the Merger, and (e) in respect of any stockholder, the amendment, modification or waiver of the Merger Agreement to alter the merger consideration in a manner adverse to such stockholder unless such amendment, modification or waiver has been consented to by such stockholder in writing prior to or simultaneously with such amendment, modification or waiver.

     On May 12, 2008 and in connection with the Merger Agreement, NEA 10 entered into a share exchange agreement (the "Share Exchange Agreement", a copy of which is attached hereto as Exhibit 3) with Intercell, whereby NEA 10 agreed, among other things, prior to the effective date of the Merger, to exchange all shares of, and options or warrants to purchase, Common Stock held by it into a number of shares of Intercell's common stock equal to the number of the NEA 10's shares of, and options or warrants to purchase, Common Stock, multiplied by $6.60 per share and divided by the closing sale price (as converted into U.S. dollars) of Intercell's common stock on the Vienna Stock Exchange on the closing

                               Page 13 of 18 pages
date of such exchange. The consummation of the exchange is conditioned upon, among other things, (1) the report of an independent auditor addressing the adequacy of the Common Stock to be provided to Intercell in exchange for Intercell's common stock in the exchange and (2) the acceptance by the Vienna Commercial Register of Intercell's application for an increase of its share capital. In the event that (i) the report of the independent auditor fails to conclude that the value of NEA 10's shares of, and options or warrants to purchase, Common Stock is at least as high as the value of the shares of Intercell's common stock or (ii) the Vienna Commercial Register does not accept the registration of Intercell's capital increase within 15 days following the closing date of the exchange, then NEA 10 will be paid cash equal to the number of shares of, and options or warrants to purchase, Common Stock, multiplied by $6.60 per share.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

     Exhibit 1 - Agreement and Plan of Merger, dated as of May 12, 2008*

     Exhibit 2 - Voting Agreement, dated as of May 12, 2008*

     Exhibit 3 - Exchange Agreement, dated as of May 12, 2008*

     Exhibit 4 - Agreement regarding filing of joint Schedule 13D

     Exhibit 5 - Powers of Attorney regarding Schedule 13D filings.



--------
* Incorporated by reference to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 13, 2008.

                               Page 14 of 18 pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 30, 2008

NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:  NEA PARTNERS 10, LIMITED PARTNERSHIP
     General Partner

     By:             *
         ----------------------------
         Charles W. Newhall III
         General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:             *
    ----------------------------
    Charles W. Newhall III
    General Partner

         *
---------------------------
Michael James Barrett

         *
---------------------------
Peter J. Barris

         *
---------------------------
C. Richard Kramlich

         *
---------------------------
Charles W. Newhall III

         *
---------------------------
Mark W. Perry

         *
---------------------------
Scott D. Sandell

         *
---------------------------
Eugene A. Trainor III

                                              /s/ Louis S. Citron
                                              -----------------------------
                                              Louis S. Citron
                                              As attorney-in-fact

This Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Iomai Corporation and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 5.

                               Page 15 of 18 pages

                                                                       EXHIBIT 4
                                                                       ---------
                                    AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Iomai Corporation.

     EXECUTED this 30th day of May, 2008.

NEW ENTERPRISE ASSOCIATES 10,
LIMITED PARTNERSHIP

By:  NEA PARTNERS 10, LIMITED PARTNERSHIP
     General Partner

     By:             *
         --------------------------
         Charles W. Newhall III
         General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:             *
    ---------------------------
    Charles W. Newhall III
    General Partner

         *
----------------------------
Michael James Barrett

         *
----------------------------
Peter J. Barris

         *
----------------------------
C. Richard Kramlich

         *
----------------------------
Charles W. Newhall III

         *
----------------------------
Mark W. Perry

         *
----------------------------
Scott D. Sandell

         *
----------------------------
Eugene A. Trainor III
                                                  /s/ Louis S. Citron
                                                  -------------------------
                                                  Louis S. Citron
                                                  As attorney-in-fact

This Agreement to Schedule 13D was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Iomai Corporation and said Power of Attorney is incorporated herein by reference and a copy of which is attached as Exhibit 5.

                               Page 16 of 18 pages

                                                                       EXHIBIT 5
                                                                       ---------
                                POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

     IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 2nd day of February, 2007.

                                         /s/ Forest Baskett
                                         ------------------------------
                                         Forest Baskett

                                         /s/ M. James Barrett
                                         ------------------------------
                                         M. James Barrett

                                         /s/ Peter J. Barris
                                         ------------------------------
                                         Peter J. Barris

                                         /s/ Ryan Drant
                                         ------------------------------
                                         Ryan Drant

                                         /s/ Paul Hsiao
                                         ------------------------------
                                         Paul Hsiao

                                         /s/ Vladimir Jacimovic
                                         ------------------------------
                                         Vladimir Jacimovic

                                         /s/ Patrick J. Kerins
                                         ------------------------------
                                         Patrick J. Kerins

                                         /s/ Suzanne King
                                         ------------------------------
                                         Suzanne King

                                         /s/ Krisna Kolluri
                                         ------------------------------
                                         Krishna Kolluri

                                         /s/ C. Richard Kramlich
                                         ------------------------------
                                         C. Richard Kramlich

                                         /s/ Charles M. Linehan
                                         ------------------------------
                                         Charles M. Linehan

                               Page 17 of 18 pages

                                         /s/ Peter T. Morris
                                         ------------------------------
                                         Peter T. Morris

                                         /s/ John M. Nehra
                                         ------------------------------
                                         John M. Nehra

                                         /s/ Charles W. Newhall III
                                         ------------------------------
                                         Charles W. Newhall III

                                         /s/ Mark W. Perry
                                         ------------------------------
                                         Mark W. Perry

                                         /s/ Michael Raab
                                         ------------------------------
                                         Michael Raab

                                         /s/ Scott D. Sandell
                                         ------------------------------
                                         Scott D. Sandell

                                         /s/ Eugene A. Trainor III
                                         ------------------------------
                                         Eugene A. Trainor III

                                         /s/ Sigrid Van Bladel
                                         ------------------------------
                                         Sigrid Van Bladel

                                         /s/ Ravi Viswanathan
                                         ------------------------------
                                         Ravi Viswanathan

                                         /s/ Harry Weller
                                         ------------------------------
                                         Harry Weller


                               Page 18 of 18 pages